SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated August 31, 2022

Autonomous City of Buenos Aires, August 31, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the first level of the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, Chapter VII of the ByMA Listing Regulations, in order to inform you of the changes in the first level of the Senior Management Structure of YPF S.A.

In that regard, we inform you that at its meeting held on August 31, 2022 YPF S.A.’s Board of Directors decided the following:

I.

As a result of the reorganization of the current Downstream Vice-Presidency, the creation of the Vice-Presidency of Commercialization, appointing Mr. Alejandro Fernández as Vice-President, and the Vice-Presidency of Industrialization, appointing Mr. Ignacio Millán as Vice-President.

II.

The reconversion of the Vice-Presidency of Sustainability, Environment, Health and Safety into the Vice-Presidency of Sustainability and Operational Excellence, and the appointment of Mr. Gustavo Medele as Vice-President of Sustainability and Operational Excellence.

III.	The dissolution of the Strategy and Business Development Vice-Presidency, and the incorporation of the Strategy and Business Development functions within the CFO Vice-Presidency.

IV.	The appointment of Mr. Juan Manuel Ardito as Unconventional Upstream Vice President, and Mr. Mauricio Martin as Vice President of Services.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 31, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer